                                                FILED PURSUANT TO RULE 424(b)(1)
                                                FILE NO. 333-16865

PROSPECTUS

3,500,000 SHARES

SWIFT TRANSPORTATION CO., INC.
           [LOGO]

COMMON STOCK
($.001 PAR VALUE)

Of the shares of Common Stock, $.001 par value per share (the "Common Stock"), being offered (the "Shares"), 2,500,000 Shares are being sold by Swift Transportation Co., Inc. (the "Company" or "Swift") and 1,000,000 Shares are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

The Common Stock is traded on the Nasdaq National Market under the symbol "SWFT." On December 17, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $22.00 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                                                        PROCEEDS TO
                                  PRICE           UNDERWRITING         PROCEEDS TO      SELLING
                                TO PUBLIC           DISCOUNT           COMPANY(1)       STOCKHOLDER
Per Share.................   $21.75             $0.98               $20.77              $20.77
Total(2)..................   $76,125,000        $3,430,000          $51,925,000         $20,770,000
---------------------------------------------------------------------------------------------------------

(1) Before deducting offering expenses payable by the Company estimated at $235,000.

(2) The Company and Selling Stockholder have granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholder will be $87,543,750, $3,944,500, $59,713,750 and $23,885,500, respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about December 20, 1996.

SALOMON BROTHERS INC
          ALEX. BROWN & SONS
                 INCORPORATED
                    MORGAN STANLEY & CO.
                           INCORPORATED

                              SCHRODER WERTHEIM & CO.

                                       MORGAN KEEGAN & COMPANY, INC.

The date of this Prospectus is December 17, 1996.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. A copy of the reports and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the registrant is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (iii) the description of the Company's Common Stock contained in the Company's Form 8-A filed under the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or telephonic request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be delivered in writing to the Secretary, Swift Transportation Co., Inc., P.O. Box 29243, Phoenix, Arizona 85038-9243 or by telephone at (602) 269-9700.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information (including the consolidated financial statements and the notes thereto) included elsewhere in this Prospectus and incorporated by reference herein. Potential investors should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this Prospectus in its entirety. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     Swift Transportation Co., Inc. (with its subsidiaries, "Swift" or the "Company") is the fourth largest publicly-held, national truckload carrier in the United States. Swift operates primarily throughout the continental United States, combining strong regional operations with a transcontinental van operation. The principal types of freight transported by Swift include retail and discount department store merchandise, paper products, non-perishable food, tires, beverages and beverage containers and building materials.

     By meeting its customers' specific needs for both regional and transcontinental service and through selective acquisitions, Swift has been able to achieve significant growth in revenues over the past five years. Operating revenue has grown at a compound annual growth rate of 24.6% from $190.3 million in 1991 to $458.2 million in 1995. During that same period, net earnings have grown at a compound annual growth rate of 37.4% from $6.5 million to $23.0 million. During the nine months ended September 30, 1995 and 1996, respectively, operating revenue increased from $337.1 million to $408.5 million and net earnings increased from $17.8 million to $18.8 million.

OPERATING STRATEGY

     Swift focuses on achieving high density for service-sensitive customers in short-to-medium-haul traffic lanes. Through its network of 23 service terminals, Swift is able to provide regional service on a nationwide basis. Swift's terminal network establishes a local market presence in the regions Swift serves and enables Swift to respond more rapidly to its customers' changing requirements. This regional network also enables Swift to enhance driver recruitment and retention by returning drivers to their homes regularly, reduce its purchases of higher priced fuel at truck stops and expedite lower cost, in-house equipment maintenance. With an average length of haul of 577 miles, Swift is able to limit its direct competition with railroads, intermodal services and longer-haul, less specialized truckload carriers.

     Swift seeks to provide premium service with commensurate rates, rather than compete primarily on the basis of price. The principal elements of Swift's premium service include: regional terminals to facilitate single and multiple pick-ups and deliveries and maintain local contact with customers; well-maintained, late model equipment; a fully-integrated computer system to monitor shipment status and variations from schedule; an onboard communication system that enables the Company to dispatch and monitor traffic; timely deliveries; and extra equipment to respond promptly to customers' varying requirements.

     To manage the higher costs and greater logistical complexity inherent in operating in short-to-medium haul traffic lanes, Swift employs sophisticated computerized management control systems to monitor key aspects of its operations, such as availability of equipment, truck productivity and fuel consumption. Swift has a three-year replacement program for substantially all of its tractors, which allows Swift to maximize equipment utilization and fuel economy by capitalizing on improved engine efficiency and vehicle aerodynamics and to minimize maintenance expense. For 1994 and 1995, Swift maintained an operating ratio of 88.8% and 89.9%, respectively. For the nine months ended September 30, 1995 and 1996, Swift's operating ratio was 89.3% and 90.8%, respectively.

GROWTH STRATEGY

     Major shippers continue to reduce the number of carriers that they use for their regular freight needs. This has resulted in a relatively small number of financially stable "core carriers" and has contributed to consolidation in the truckload industry in recent years. The truckload industry remains highly fragmented, and management believes that overall growth in the truckload industry and continued industry consolidation will present opportunities for well managed, financially stable carriers such as Swift to expand. The Company intends to take advantage of growth opportunities through a combination of internal growth and selective acquisitions.

     The key elements of Swift's growth strategy are:

     - Strengthen Core Carrier Relationships. Swift intends to continue to strengthen its core carrier relationships, expand its services to its existing customers and pursue new customer relationships. By concentrating on expanding its services to its existing customers, Swift's revenues from its top 25 customers nearly doubled from 1993 to 1995. The largest 25, 10 and 5 customers, respectively, accounted for 48%, 30% and 19% of revenues in 1993 and 51%, 37% and 26% of revenues in 1995, with no one customer accounting for more than 8% of Swift's gross revenues during that period. Revenues generated by Swift's top 25 customers for the nine months ended September 30, 1996 have increased 13.4% for these customers over the same period last year. In addition to expanding its services to existing customers, Swift actively pursues new traffic commitments from high volume, financially stable shippers for whom it has not previously provided services.

     - Pursue Strategic Acquisitions. Swift's revenue growth has been attributable, in significant part, to seven acquisitions completed in the last eight years. These acquisitions have enabled Swift to expand from its historical operations base in the Western United States and develop a strong regional presence in the Midwestern, Eastern and Southeastern United States. Swift generally limits its consideration of acquisitions to those it believes will be accretive to earnings within six months, and historically all of its acquisitions have met this objective. Most recently, in September 1996, Swift augmented its western operations by acquiring the dry freight van division of Navajo Shippers, Inc., Digby Leasing, Inc. and Digby-Ringsby Truck Line, Inc. This acquisition added 287 tractors to Swift's fleet.

     - Exploit Private Fleet Outsourcing. A number of large companies maintain their own private trucking fleets to facilitate distribution of their products. Swift believes that nearly 82% of private fleet traffic is short-to-medium haul in nature, traveling an average of 1,000 miles or less per round trip, with 72% of such traffic traveling 500 miles or less. In order to reduce operating costs associated with private fleets, a number of large companies have begun to outsource their transportation and logistics requirements. Swift believes that its strong regional operations and average length of haul of less than 600 miles position it to take advantage of this trend, and Swift already serves as a preferred supplier or "core carrier" to many major shippers who are considering, or may in the future consider, outsourcing their transportation and logistics requirements.

     Swift Transportation Co., Inc., a Nevada corporation headquartered in Sparks, Nevada, is a holding company for the Arizona operating corporation also named Swift Transportation Co., Inc. These companies are collectively referred to herein as the "Company." The Company's headquarters are located at 2200 South 75th Avenue, Phoenix, Arizona 85043, and its telephone number is (602) 269-9700.

                                  THE OFFERING

Common Stock offered by the Company...................  2,500,000 shares
Common Stock offered by the Selling Stockholder.......  1,000,000 shares
Common Stock to be outstanding after the Offering.....  27,502,084 shares(1)
Use of proceeds.......................................  To reduce indebtedness and for general corporate and working capital
                                                        purposes.
Nasdaq National Market symbol.........................  SWFT

---------------
(1) Based on shares outstanding at December 17, 1996. Excludes up to 1,656,600 shares of Common Stock issuable upon exercise of options outstanding, of which 53,500 are immediately exercisable at a weighted average exercise price of $3.82.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

                                                                                                    NINE MONTHS
                                                                                                       ENDED
                                                YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                              ------------------------------------------------------------     ----------------------
                              1991(1)        1992       1993(2)      1994(3)        1995         1995        1996(4)
                              --------     --------     --------     --------     --------     --------     ---------
                                                (IN THOUSANDS EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
Operating revenue...........  $190,337     $233,409     $276,982     $365,889     $458,165     $337,118     $408,473
Earnings before income
  taxes.....................  $ 10,866     $ 16,414     $ 21,409     $ 39,309     $ 40,070     $ 30,894     $ 32,584
Net earnings................  $  6,466     $  9,834     $ 12,274     $ 22,629     $ 23,040     $ 17,764     $ 18,794
Net earnings per common and
  equivalent share..........  $    .30     $    .43     $    .48     $    .89     $    .91     $    .70     $    .74
OPERATING STATISTICS:
Operating ratio.............      93.1%        92.2%        92.1%        88.8%        89.9%        89.3%        90.8%
Pre-tax margin(5)...........       5.7%         7.0%         7.7%        10.7%         8.7%         9.2%         8.0%
Average line haul revenue
  per mile..................  $   1.07(6)  $   1.07     $   1.10     $   1.12     $   1.11     $   1.11     $   1.10(6)
Empty mile percentage.......      12.7%        13.6%        13.4%        13.2%        13.9%        14.0%        13.9%
Average length of haul
  (in miles)................       736          711          608          590          591          584          577
Total tractors at end of
  period:
  Company-operated..........     1,636        1,882        2,338        3,286        3,472        3,399        4,015
  Owner-operator............        43           29           44          188          477          447          659
Trailers at end of period...     3.989        4,235        5,215        8,957        8,788        8,785       10,592

                                                                                                 SEPTEMBER 30, 1996
                                                                                               ----------------------
                                                                                                               AS
                                                                                                ACTUAL      ADJUSTED(7)
                                                                                               --------     ---------
BALANCE SHEET DATA:
Working capital...........................................................................     $ 16,588     $ 38,278
Total assets..............................................................................     $388,577     $396,267
Long-term obligations, excluding current portion..........................................     $ 92,010     $ 62,010
Stockholders' equity......................................................................     $156,723     $208,413

---------------
(1) Includes the results of operations from the acquisition of Arthur H. Fulton, Inc. beginning September 9, 1991.
(2) Includes the results of operations from the acquisition of West's Best Freight Systems, Inc. beginning June 1, 1993.
(3) Includes the results of operations from the asset acquisitions of East-West Transportation, Inc. beginning on July 1, 1994 and Missouri-Nebraska Express, Inc. beginning October 2, 1994.
(4) Includes the results of operations from the asset acquisition of the dry freight van division of Navajo Shippers, Inc., Digby Leasing, Inc. and Digby-Ringsby Truck Line, Inc. beginning September 12, 1996.
(5) Pre-tax margin represents earnings before income taxes as a percentage of operating revenue. Because of the impact that equipment financing methods can have on the operating ratio (operating expenses as a percentage of operating revenue), the Company believes that the most meaningful comparative measure of its operating efficiency is its pre-tax margin, which takes into consideration both the Company's total operating expenses and net interest expense as a percentage of operating revenue.
(6) Excludes fuel surcharge.
(7) Adjusted to reflect the issuance and sale of 2,500,000 shares Common Stock offered by the Company and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS

     An investment in the Company's Common Stock involves a significant degree of risk. In determining whether to make an investment in the Common Stock, potential investors should consider carefully all of the information set forth in and incorporated into this Prospectus and, in particular, the following factors.

GENERAL ECONOMIC AND BUSINESS FACTORS

     The Company's business is dependent upon a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company's control. These factors include excess capacity in the trucking industry, significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees and insurance premiums, to the extent not offset by increases in freight rates or fuel surcharges, and difficulty in attracting and retaining qualified drivers and owner operators. The Company's results of operations also are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries (such as retail and paper products) in which the Company has a significant concentration of customers. In addition, the Company's results of operations are affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season and the Company's operating expenses tend to be higher in the winter months primarily due to increased operating costs in colder weather and higher fuel consumption due to increased idle time.

COMPETITION

     The trucking industry is extremely competitive and fragmented. The Company competes with many other truckload carriers of varying sizes and, to a lesser extent, with railroads. Competition has created downward pressure on the truckload industry's pricing structure. There are several trucking companies with which the Company competes that have greater financial resources than the Company, own more revenue equipment and carry a larger volume of freight than the Company.

CAPITAL REQUIREMENTS

     The trucking industry is very capital intensive. The Company depends on cash from operations, operating leases and debt financing for funds to expand the size of its fleet and maintain modern revenue equipment. If the Company were unable in the future to enter into acceptable financing arrangements, it would have to limit its growth and might be required to operate its revenue equipment for longer periods, which could have a material adverse effect on the Company's operating results.

ACQUISITIONS

     The growth of the Company has been, and will continue to be, dependent in significant part upon the acquisition of small-to-medium-sized trucking companies throughout the United States. To date, the Company has been successful in identifying trucking companies to acquire and in integrating such companies' operations into the Company's operations. The Company may face competition from transportation companies or other third parties for acquisition opportunities that become available. There can be no assurance that the Company will identify acquisition candidates that will result in successful combinations in the future. Any future acquisitions by the Company may result in the incurrence of additional debt and amortization of expenses related to goodwill and intangible assets, which could adversely affect the Company's profitability, or could involve the potentially dilutive issuance of additional equity securities. In addition, acquisitions involve numerous risks, including difficulties in assimilation of the acquired company's operations particularly in the period immediately following the consummation of such transactions, the diversion of the attention of the Company's management from other business concerns, risks of entering into markets in which the Company has had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a material adverse effect on the Company's business and operating results. Although the Company does not have any commitments with respect to any acquisitions as of the date of this Prospectus, the Company continually evaluates acquisition opportunities as part of its growth strategy.

DEPENDENCE ON KEY PERSONNEL AND INFLUENCE OF PRINCIPAL STOCKHOLDER

     The Company is highly dependent upon the services of Mr. Jerry Moyes, Chairman of the Board, President and Chief Executive Officer, Mr. William F. Riley, III, Executive Vice President and Chief Financial Officer, Mr. Robert W. Cunningham, Executive Vice President, and Mr. Rodney K. Sartor, Executive Vice President. Although the Company believes it has an experienced and talented management group, the loss of the services of Mr. Moyes, Mr. Riley, Mr. Cunningham or Mr. Sartor could have a material adverse effect on the Company's operations and future profitability. The Company does not have employment agreements with nor does it maintain key man life insurance on Messrs. Moyes, Riley, Cunningham or Sartor. Additionally, the trusts established for the benefit of Mr. Moyes and his family will beneficially own approximately 29.0% of the outstanding Common Stock immediately after completion of the offering (approximately 28.1% if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Moyes will continue to be able to influence the election of members of the Company's Board of Directors and decisions requiring stockholder approval. This concentration of ownership, as well as the ability of the Board to establish the terms of and issue Preferred Stock of the Company without stockholder approval, may have the effect of delaying or preventing a change in control of the Company.

REGULATION

     The Company is regulated by the United States Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, generally governing activities such as authorization to engage in motor carrier operations, rates and charges, operations, safety, financial reporting, and certain mergers, consolidations and acquisitions. In addition, the Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks. If the Company should be involved in a spill or other accident involving hazardous substances or if the Company were found to be in violation of applicable laws or regulations, it could have a material adverse effect on the Company's business and operating results.

CLAIMS EXPOSURE; INSURANCE

     The Company currently self-insures in the amount of $75,000 per occurrence for liability resulting from cargo loss, $500,000 for each claim for personal injury and property damage and $300,000 per claim for worker's compensation, and maintains insurance above these amounts with licensed insurance companies. To the extent the Company were to experience an increase in the number of claims for which it is self-insured, the Company's operating results would be materially adversely affected. In addition, significant increases in insurance costs, to the extent not offset by freight rate increases, would reduce the Company's profitability.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to certain factors, such as, among others, variations in the anticipated or actual results of operations of the Company or other companies in the transportation industry, changes in conditions affecting the economy generally, analyst reports, or general trends in the industry, as well as other factors unrelated to the Company's operating results.

DEPENDENCE ON KEY CUSTOMERS

     A significant portion of the Company's revenue is generated from key customers. During 1995, the Company's top 25, 10 and 5 customers accounted for 51%, 37% and 26% of revenues, respectively. The

Company does not have long-term contractual relationships with many of its key customers, and there can be no assurance that the Company's relationships with its key customers will continue as presently in effect. A reduction in or termination of the Company's services by a key customer could have a material adverse effect on the Company's business and operating results.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including all documents incorporated herein by reference, contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. The words "believe," "expect," "anticipate," and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but not be limited to, projections of revenues, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of inflation and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Prospectus, including those set forth in "Risk Factors," and in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated by reference herein, describe factors, among others, that could contribute to or cause such differences.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company are estimated to be approximately $51.7 million (approximately $59.5 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and estimated expenses of the offering. Of these net proceeds, the Company intends to use approximately $44 million to reduce debt and the remainder for general corporate and working capital purposes. The debt to be repaid was incurred primarily to acquire revenue equipment, bears interest at a weighted average rate of 6.193% (ranging from 5.656% to 7.75%) and has an average remaining maturity of approximately 31 months (ranging from 3 to 43 months). Pending the use of proceeds as described above, the net proceeds will be invested in short-term interest bearing securities. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the trading symbol "SWFT." The following table sets forth the quarterly high and low sales prices of the Company's Common Stock as reported by the Nasdaq National Market. The last sale price of the Common Stock on December 17, 1996 was $22.00 per share.

                                                                          HIGH       LOW
                                                                          -----     -----
    1994
    First Quarter.......................................................  $13 1/2   $9 3/4
    Second Quarter......................................................  17 3/8    12 5/8
    Third Quarter.......................................................  21 1/2    15 5/8
    Fourth Quarter......................................................  23 1/8    17 3/4
    1995
    First Quarter.......................................................  $25 3/4   $15 1/4
    Second Quarter......................................................  17 3/4     13
    Third Quarter.......................................................  20 3/4    14 1/2
    Fourth Quarter......................................................  17 3/4    14 3/4
    1996
    First Quarter.......................................................  $21 1/4   $15
    Second Quarter......................................................  21 1/8    17 1/4
    Third Quarter.......................................................  22 1/2    18 5/8
    Fourth Quarter (through December 17, 1996)..........................  24 1/2    20 1/4

     As of December 17, 1996, there were 25,002,084 shares of Common Stock outstanding, which were held by approximately 916 stockholders of record.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. It is the current intention of management to retain earnings to finance the growth and development of the Company's business and to repay indebtedness. Future payment of cash dividends will depend upon the financial condition, results of operations, and capital requirements of the Company as well as other factors deemed relevant by the Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth the selected consolidated financial data for the Company. The selected "Statement of Earnings Data" and "Balance Sheet Data" presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1995 are derived from the consolidated financial statements of the
Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected "Statement of Earnings Data" and "Balance Sheet Data" presented below for, and as of, the nine months ended September 30, 1995 and 1996 are derived from the unaudited interim consolidated condensed financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the year ending December 31, 1996. This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, both of which are incorporated by reference herein.

                                                                                                     NINE MONTHS
                                                                                                        ENDED
                                                        YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                          ----------------------------------------------------   -------------------
                                          1991(1)      1992     1993(2)    1994(3)      1995       1995     1996(4)
                                          --------   --------   --------   --------   --------   --------   --------
                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA:
Operating revenue.......................  $190,337   $233,409   $276,982   $365,889   $458,165   $337,118   $408,473
Operating expenses:
  Salaries, wages and employee
    benefits............................    77,908     93,180    110,139    136,997    169,805    126,470    145,071
  Operating supplies and expenses.......    18,666     23,197     25,500     31,630     40,582     29,850     37,830
  Fuel..................................    31,181     36,935     42,122     50,434     60,697     44,690     55,176
  Purchased transportation..............     4,756      3,609      8,004     19,809     42,592     28,600     50,538
  Rental expense........................    16,442     23,675     24,470     25,166     26,633     18,997     21,788
  Insurance and claims..................     4,989      8,221     11,983     15,273     13,121      9,630     14,886
  Depreciation and amortization.........    12,278     12,466     15,676     24,649     31,726     23,335     25,539
  Communication and utilities...........     2,513      3,220      3,978      4,014      7,547      5,655      6,052
  Operating taxes and licenses..........     8,541     10,741     13,261     17,069     19,377     14,001     14,188
                                          --------   --------   --------   --------   --------   --------   --------
         Total operating expenses.......   177,274    215,244    255,133    325,041    412,080    301,228    371,068
                                          --------   --------   --------   --------   --------   --------   --------
         Operating income...............    13,063     18,165     21,849     40,848     46,085     35,890     37,405
                                          --------   --------   --------   --------   --------   --------   --------
Other (income) expenses:
  Interest expense......................     2,948      2,382      1,102      3,101      6,728      5,421      5,269
  Interest income.......................      (265)      (194)      (106)       (78)       (75)       (53)       (48)
  Other.................................      (486)      (437)      (556)    (1,484)      (638)      (372)      (400)
                                          --------   --------   --------   --------   --------   --------   --------
    Other (income) expenses, net........     2,197      1,751        440      1,539      6,015      4,996      4,821
                                          --------   --------   --------   --------   --------   --------   --------
    Earnings before income taxes........    10,866     16,414     21,409     39,309     40,070     30,894     32,584
Income taxes............................     4,400      6,580      9,135     16,680     17,030     13,130     13,790
                                          --------   --------   --------   --------   --------   --------   --------
         Net earnings...................  $  6,466   $  9,834   $ 12,274   $ 22,629   $ 23,040   $ 17,764   $ 18,794
                                          ========   ========   ========   ========   ========   ========   ========
Net earnings per common and equivalent
  share.................................  $    .30   $    .43   $    .48   $    .89   $    .91   $    .70   $    .74
                                          ========   ========   ========   ========   ========   ========   ========
Shares used in per share calculations...    21,900     22,662     25,364     25,325     25,348     25,342     25,488

---------------
(1) Includes the results of operations from the acquisition of Arthur H. Fulton, Inc. beginning September 9, 1991.

(2) Includes the results of operations from the acquisition of West's Best Freight Systems, Inc. beginning June 1, 1993.

(3) Includes the results of operations from the asset acquisitions of East-West Transportation, Inc. beginning on July 1, 1994 and Missouri-Nebraska Espress, Inc. beginning October 2, 1994.

(4) Includes the results of operations from the asset acquisitions of the dry freight van division of Navajo Shippers, Inc., Digby Leasing, Inc. and Digby-Ringsby Truck Line, Inc. beginning September 12, 1996.

                                                                                                       AS OF
                                                   AS OF DECEMBER 31,                              SEPTEMBER 30,
                              ------------------------------------------------------------     ---------------------
                                1991         1992         1993         1994         1995         1995         1996
                              --------     --------     --------     --------     --------     --------     --------
                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............  $  6,679     $ 13,862     $ 14,156     $ 14,012     $  6,735     $  9,362     $ 16,588
Total assets................  $108,944     $119,009     $172,220     $275,991     $311,308     $312,953     $388,577
Long-term obligations, less
  current portion...........  $ 21,147     $  8,997     $ 23,379     $ 77,715     $ 68,954     $ 75,480     $ 92,010
Stockholders' equity........  $ 46,131     $ 71,842     $ 88,973     $111,342     $134,835     $128,021     $156,723

     The following table sets forth for the periods indicated certain statement of earnings data as a percentage of operating revenue:

                                                                                                         NINE MONTHS
                                                                                                            ENDED
                                                                YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                     ---------------------------------------------     ---------------
                                                     1991      1992      1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----     -----     -----
Operating revenue..................................  100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses:
  Salaries, wages and employee benefits............   40.9      39.9      39.8      37.4      37.1      37.5      35.5
  Operating supplies and expenses..................    9.8       9.9       9.2       8.6       8.9       8.9       9.3
  Fuel.............................................   16.4      15.8      15.2      13.8      13.2      13.2      13.5
  Purchased transportation.........................    2.5       1.6       2.9       5.4       9.3       8.5      12.4
  Rental expense...................................    8.6      10.1       8.8       6.9       5.8       5.6       5.3
  Insurance and claims.............................    2.6       3.5       4.3       4.2       2.9       2.9       3.6
  Depreciation and amortization....................    6.5       5.4       5.7       6.7       6.9       6.9       6.3
  Communications and utilities.....................    1.3       1.4       1.4       1.1       1.6       1.7       1.4
  Operating taxes and licenses.....................    4.5       4.6       4.8       4.7       4.2       4.1       3.5
                                                     -----     -----     -----     -----     -----     -----     -----
  Total operating expenses.........................   93.1      92.2      92.1      88.8      89.9      89.3      90.8
Net interest expense...............................    1.4       1.0       0.4       0.9       1.5       1.6       1.3
Other (income) expense, net........................   (0.2)     (0.2)     (0.2)     (0.4)     (0.1)     (0.1)     (0.1)
                                                     -----     -----     -----     -----     -----     -----     -----
Earnings before income taxes.......................    5.7       7.0       7.7      10.7       8.7       9.2       8.0
Income taxes.......................................    2.3       2.8       3.3       4.5       3.7       3.9       3.4
                                                     -----     -----     -----     -----     -----     -----     -----
Net earnings.......................................    3.4%      4.2%      4.4%      6.2%      5.0%      5.3%      4.6%
                                                     =====     =====     =====     =====     =====     =====     =====

                                   MANAGEMENT

     The following table sets forth information with respect to the directors and executive officers of the Company:

              NAME                AGE                      POSITION
--------------------------------  ---   ----------------------------------------------
Jerry C. Moyes(1)(2)............  52    Chairman of the Board, President and Chief
                                        Executive Officer
William F. Riley, III...........  50    Executive Vice President, Chief Financial
                                        Officer, Secretary and Director
Robert W. Cunningham............  41    Executive Vice President and Director
Rodney K. Sartor................  41    Executive Vice President and Director
Lou A. Edwards(2)...............  83    Director
Alphonse E. Frei(1)(2)..........  58    Director
Earl H. Scudder, Jr.(1).........  54    Director

---------------
(1) Member of Audit Committee of the Board of Directors.

(2) Member of Compensation Committee of the Board of Directors.

     JERRY C. MOYES has served as the Chairman of the Board, President and Chief Executive Officer of the Company since 1984. Mr. Moyes joined the Company in 1966 as a Vice President and served in that capacity until 1984. Mr. Moyes was President of the Arizona Motor Transport Association from 1987 to 1988.

     WILLIAM F. RILEY, III has served as an Executive Vice President, Chief Financial Officer, Secretary and a Director of the Company since March 1990 and as a Vice President of Cooper Motor Lines and Swift Leasing Co., Inc. since April 1988 and May 1986, respectively. Prior to joining Swift in February 1986, Mr. Riley was employed by Armour Food Co. from 1978 to January 1986, serving in various transportation and distribution assignments, principally Manager of Business Planning of Armour Food Express, its truckload motor carrier.

     ROBERT W. CUNNINGHAM has served as an Executive Vice President and a Director of the Company since March 1990. Mr. Cunningham joined Swift in July 1985 as a Division Manager of its Southern California operations and served as its Vice President of Sales and Marketing from September 1988 to February 1990. From January 1980 to July 1985, Mr. Cunningham served as the Vice President of Sales and Marketing for Motor Cargo Freight Lines, a less-than-truckload carrier based in Salt Lake City, Utah.

     RODNEY K. SARTOR has served as an Executive Vice President and a Director of the Company since May 1990. Mr. Sartor joined Swift in May 1979. He served as Director of Operations from May 1982 until August 1988 and as a Regional Vice President from August 1988 until May 1990.

     LOU A. EDWARDS has served as a Director of the Company since May 1990. Mr. Edwards is the President of Sundance Truck Centers, a truck dealership, which he founded in 1975, and has 40 years of experience in the trucking industry.

     ALPHONSE E. FREI has served as a Director of the Company since May 1990. Mr. Frei served in various capacities, including as Chief Financial Officer, with America West Airlines from 1983 to 1994 and served as a director of America West Airlines from 1986 to September 1993. In 1991, America West filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws, and emerged from Chapter 11 protection in August 1994. Since 1994, Mr. Frei has served in various executive capacities or as a consultant to a number of business organizations.

     EARL H. SCUDDER, JR. has served as a Director of the Company since May 1993. Mr. Scudder has been President of the Scudder Law Firm, P.C. in Lincoln, Nebraska since February 1990, and has engaged in the private practice of law since 1966. Mr. Scudder also served as a director of Heartland Express, Inc., a publicly-held trucking company, until December 1996.

                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Selling Stockholder and all directors and executive officers of the Company as a group.

                                               BENEFICIAL                          BENEFICIAL
                                                OWNERSHIP                           OWNERSHIP
                                            PRIOR TO OFFERING      NUMBER OF   AFTER THE OFFERING
                                           -------------------      SHARES     -------------------
                                            NUMBER                   BEING      NUMBER
        NAME OF BENEFICIAL OWNER           OF SHARES   PERCENT      OFFERED    OF SHARES   PERCENT
-----------------------------------------  ---------   -------     ---------   ---------   -------
Jerry C. Moyes(1)........................  8,997,152     35.9      1,000,000   7,997,152     29.0
All directors and executive
  officers as a group (7 persons)(2).....  9,341,248     37.2      1,000,000   8,341,248     30.2

---------------
(1) The shares beneficially owned by Jerry C. Moyes are held by him, as follows:
    (i) 8,852,152 shares are held as a co-trustee of the Jerry and Vickie Moyes Family Trust (ii) 15,000 shares are held by a limited liability company of which Mr. Moyes has controlling interest, and (iii) 130,000 shares are held by SME Industries Inc. of which Jerry C. Moyes is the majority shareholder. The shares shown for Jerry C. Moyes do not include the 4,008,157 shares held by seven irrevocable trusts for the benefit of six children of Jerry and Vickie Moyes and by an irrevocable trust for the benefit of Jerry and Vickie Moyes and six of their children, the sole trustee of each of which is Ronald Moyes, who has sole investment and voting power over the trusts. The shares shown for Jerry C. Moyes also do not include 160,000 shares held by an irrevocable trust for the children of Jerry and Vickie Moyes, the sole trustee of which is Gerald F. Ehrlich, who has sole investment and voting power. All of the shares held by the Jerry and Vickie Moyes Family Trust have been pledged to secure loans with lending institutions and brokerage firms. If the Underwriters' over-allotment option is exercised in full, an additional 150,000 shares will be sold by Mr. Moyes, and, thereafter, Mr. Moyes will beneficially own 7,847,152 shares, representing 28.1% of the total shares outstanding after the offering.

(2) Includes 88,000 shares subject to options exercisable within 60 days of December 17, 1996. If the Underwriters' over-allotment option is exercised in full, an additional 150,000 shares will be sold by Jerry C. Moyes, and, thereafter, all directors and executive officer of the Company will beneficially own 8,191,248 shares, representing 29.3% of the total shares outstanding after the offering.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the Company, the Selling Stockholder and the Underwriters (the "Underwriting Agreement"), the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholder, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                               NUMBER OF
                                  UNDERWRITERS                                  SHARES
    ------------------------------------------------------------------------   ---------
    Salomon Brothers Inc ...................................................     700,000
    Alex. Brown & Sons Incorporated.........................................     700,000
    Morgan Stanley & Co. Incorporated.......................................     700,000
    Schroder Wertheim & Co. Incorporated....................................     700,000
    Morgan Keegan & Company, Inc. ..........................................     700,000
                                                                               ---------
              Total.........................................................   3,500,000
                                                                               =========

     In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.59 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After commencement of the offering, the price to public and concessions to dealers may be changed.

     The Company and the Selling Stockholder have granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock to cover over-allotments, if any, at the price to the public less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares that the number of shares of Common Stock to be purchased by such Underwriter in the above table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the Selling Stockholder have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 120 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except for (a) in the case of the Company, grants of options and issuances and sales of Common Stock issued pursuant to any existing stock option or other benefit or incentive plans maintained for its officers, directors or employees or the issuance of Common Stock in connection with acquisitions; and (b) in the case of the Selling Stockholder, shares of Common Stock disposed of as bona fide gifts or pledges where the recipients of such gifts or the pledges, as the case may be, agree in writing with the Underwriters to be bound by the terms of such agreement.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid then such bid must be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock and certain other legal matters in connection with the offering will be passed upon for the Company and the Selling Stockholder by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters relating to this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements of Swift Transportation Co., Inc. as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Information Incorporated by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................    9
Price Range of Common Stock...........    9
Dividend Policy.......................    9
Selected Consolidated Financial
  Data................................   10
Management............................   12
Selling Stockholder...................   13
Underwriting..........................   14
Legal Matters.........................   15
Experts...............................   15

3,500,000 SHARES

SWIFT
TRANSPORTATION
CO., INC.

COMMON STOCK
($.001 PAR VALUE)

      [LOGO]

SALOMON BROTHERS INC

ALEX. BROWN & SONS
                        INCORPORATED

MORGAN STANLEY & CO.
   INCORPORATED

SCHRODER WERTHEIM & CO.

MORGAN KEEGAN & COMPANY, INC.



PROSPECTUS

DATED DECEMBER 17, 1996